AMENDMENT



SE[illegible] [illegible]MMISSION

07008273



SEC MAIL
PROCESSING
JUL 03 2007
209
WASH. D.C.
SECTION

OMB APPROVAL
OMB Number: 3235-0123
Expires: February 28, 2010
Estimated average burden hours per response......12.00

ANNUAL ~~AUDITED REPORT~~
FORM X-17A-5/A
~~PART III~~

JUL 1 6 2007

SEC FILE NUMBER
8-27208

DIVISION OF MARKET REG

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING April 1, 2006 (MM/DD/YY) AND ENDING March 31, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Stanford Investment Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2570 West El Camino Real, Suite 520
(No. and Street)

Mountain View (City) California (State) 94040 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Helen A. Dietz (650)941-1717
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Johnson & Kurn, LLP
(Name – *if individual, state last, first, middle name*)

1232 Belmont Avenue (Address) San Carlos, (City) California (State) 94040 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
NOV 08 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Helen A. Dietz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Stanford Investment Group, Inc., as of March 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public



LISA M. BARNEA
Commission # 1555119
Notary Public - California
Santa Clara County
My Comm. Expires Mar 3, 2009

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [ ] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

XX Schedule IV - Addendum - Reconciliation of differences between Audited and Unaudited Computation of Net Capital (Part IIA).

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SCHEDULE IV
ADDENDUM

STANFORD INVESTMENT GROUP, INC.
Reconciliations Pursuant to Rules 15c3-1 and 15c3-3
March 31, 2007
Addendum

---

1. The following is an explanation of the differences between the Audited Computation of Net Capital versus the respondents Unaudited Part IIA.

a. Net Capital:

Computation per (respondents) Unaudited Net Capital Computation:	$184,079
Computation per Audited Net Capital Computation:	$162,055
Difference/adjustment:	$ 22,024
Reconciliation:	
Accrual of Expense item (fee to outside contractor):	$ 10,000.00
Accrual of Expense item (fee to outside contractor):	$ 5,865.90
Income tax accrual – Deferred taxes	$ 2,735.00
Income tax accrual - Income Taxes Payable due with return:	$ 3,424.00
Total:	$ 22,024.90

b. Indebtedness:

Computation per (respondents) Unaudited Net Capital Computation:	$ 63,005
Computation per Audited Net Capital Computation:	$ 82,295
Difference/adjustment:	$ 19,290
Reconciliation:	
Accrual of Expense item (fee to outside contractor):	$ 10,000.00
Accrual of Expense item (fee to outside contractor):	$ 5,865.90
Income tax accrual - Income Taxes Payable due with return:	$ 3,424.00
Total:	$ 19,289.90

Copies of the Schedule IV and Audited Adjusting Entries are attached to this Addendum.

Stanford Investment Group, Inc.
Reconciliations Pursuant to Rules 15c3-1 and 15c3-3
March 31, 2007

1. Reconciliation of Computation of Net Capital to Respondent's Computation

The reconciliation between the computation per Schedule I and the respondent's computation is as follows:

	Net Capital	Indebtedness
Computation per respondent	$184,079	$ 63,005
Computation per Schedule I	162,055	82,295
Differences	$ 22,024	$ 19,290

The differences were the result of various audit adjustments and income tax accruals.

2. Reconciliation of Computation of Reserve Requirements to Respondent's Computation

The reconciliation between the computation per Schedule II and the respondent's computations is as follows:

Calculation per respondent	$ 0
Calculation per Schedule II	$ 0

5204-B GREEN

COPY

	1	2	3	4
(1)				
Innovation/Compensation	10,000		Innovation	
Research/Cont.	586590		Line data	
		1586590		
A/P				
to Accrue for Innovation incurred				
at 3 Month.				
(2)				
Dep'n	8289			
Accum		8289		
to Record Dep'n to Actual				
(3) FF				
Income Tax Exp	6159			
Def Tax		2735		
Inc Tax Payable		3424		
to Record the Tax provision				

END

SW proposed & Posted 3/31/07

DATE 4/26/07 PREPARED BY REVIEWED BY

WORK PAPER NO. AJE'S